EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement on Form S-3 and related Prospectus of Spectrum Pharmaceuticals, Inc. for the registration of shares of common stock, common stock issuable upon conversion of the Preferred Stock, common stock issuable as dividends on the Preferred Stock and common stock issuable upon exercise of warrants and to the incorporation by reference therein of our report dated February 25, 2005 with respect to the consolidated financial statements of Spectrum Pharmaceuticals, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Kelly & Company

Kelly & Company
Costa Mesa, California
June 22, 2005